UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 10, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sims Metal Management Limited

File No. 001-33983- CF#23128

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Sims Metal Management Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 6-K filed on December 10, 2008.

Based on representations by Sims Metal Management Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.1   through December 31, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ellie Bavaria
Special Counsel